Exhibit 99






March 31, 1995





Mr. Duane C. Knight, Jr.
Treasurer
Mallon Resources Corporation
999 18th Street, Suite 1700
Denver, Colorado    80202

Dear Duane:

You have furnished us with a copy of your "Notification of Late
Filing" on Form 12b-25 dated March 31, 1995.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Mallon Resources Corporation on or before the date the Form 10-K of Mallon Resources Corporation for the year ended December 31, 1994 is required to be filed.


Yours very truly,


Price Waterhouse, LLP

Price Waterhouse,  LLP